UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

National Presto Industries, Inc.

Full Name of Registrant:

_________________________

Former Name if Applicable:

3925 N. Hastings Way

Address of Principal Executive Office (Street and Number)

Eau Claire, Wisconsin 54703

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Form 10-K cannot be filed within the prescribed time period due to the inability to secure the consent of the registrant’s prior auditor, Grant Thornton, to the use of its opinions for the years 2003 and 2004. Grant Thornton resigned in April 2006, in connection with the controversy surrounding the SEC staff’s ultimate mandate that an investment company footnote be included with the 2005 financial statements. The veracity of the financial figures was never in issue. Although Grant Thornton had outlined a procedure for requesting the use of its 2003 and 2004 opinions at the time of its resignation, it advised the registrant in January 2007 that it would not consent to the use of those opinions. Audited prior year figures are usually a prerequisite to filing an annual report and Form 10-K. Without Grant Thornton’s consent, the years ended December 31, 2004, December 31, 2003 and the balance sheet as of December 31, 2002 would need to be reaudited. The registrant did request concurrence from the SEC staff to file Form 10-K financials for the years ended December 31, 2005 and December 31, 2006 without reaudited 2003 and 2004 figures. That request was denied on March 14, 2007.

Accordingly, the registrant’s successor auditor, Virchow Krause, needs to perform all of the reauditing outlined above. Virchow Krause currently estimates that the reauditing cannot be completed until July of 2007. The requisite filings will be made after the audit process has been completed.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Randy Lieble	715	839-2121
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes  ☒ No

The following reports have not been filed: Three quarterly Form 10-Q reports for 2006. Although the Form 10-K for the year-ended 12/31/05 was originally filed on a timely basis on March 16, 2006, it was subsequently withdrawn as a result of the SEC staff’s letter dated March 28, 2006 as clarified in a letter dated April 14, 2006 and therefore must be refiled. These letters require the addition of an investment company footnote.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

National Presto Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2007	By	/s/ Randy Lieble
Randy Lieble, Treasurer, Secretary and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART IV-- QUESTION 3 ATTACHMENT

As adjustments to prior years affect more recent years, the reaudit of the years ended December 31, 2004, December 31, 2003, and the balance sheet for the year ended December 31, 2002, could have an impact on the financial results for the corresponding period for the last fiscal year (i.e., the year ended December 31, 2005).

Based on preliminary reaudited results of fiscal year 2005 itself, the Company anticipates the recording of a charge pertaining to a goodwill impairment associated with the Company’s Absorbent Products segment. The charge if recorded would decrease by approximately $.40 per share the 2005 earnings that were previously announced. The Company expects that the 2005 earnings charge will have no effect on the previously announced 2006 preliminary estimated earnings.